Exhibit 99.1

EuroLife Goes Live with Sapiens ALIS for All Life,
Investment and Health Lines of Business

Sapiens’ unique implementation approach results in a collaborative and speedy delivery

Holon, Israel – May 17, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced the successful go-live of Sapiens ALIS at EuroLife to replace the company’s legacy environment and support all of EuroLife’s life, investment and health lines of business.

With a legacy environment seriously challenged in meeting a leading Cyprus-based life insurance company’s new product and time to market needs, EuroLife opted to modernize its processing environment with a core solution suite that supports the complete policy lifecycle and contributes to its strategic goal of being a current, customer-centric company.

The Sapiens suite was chosen due to its modern technology, depth of functionality, flexibility and ability to support EuroLife’s diverse product portfolio. Also key to the decision was Sapiens’ unique implementation approach, offering EuroLife a clear path to self-sufficiency through a combination of a joint implementation effort, consultation/training and Sapiens’ knowledge and skills transfer.

“The professionalism and quality of Sapiens’ personnel were major factors in our selection and Sapiens executed on its promises and vision. Going live successfully in a relatively short period of time was the result of great collaboration between two highly professional, high-performing teams,” said Savvas Sideras, operations manager at EuroLife. “Sapiens’ domain expertise and understanding of our business needs provided tremendous value and led to a fast and collaborative implementation process.”

“This achievement was made possible by the excellent team work and spirit exhibited by EuroLife and Sapiens,” said Roni Al-Dor, Sapiens’ president and CEO. “We are pleased that the delivery process went smoothly and we look forward to continuing to explore new opportunities with our partners at EuroLife.”

Anticipated benefits from the new system include:

•	Improved time to market for new products
•	Reduced IT costs associated with the support and maintenance of the legacy environment
•	A holistic view of the client in an omni-channel environment
•	The ability to leverage data to better serve and interface with customers

Sapiens ALIS is a flagship solution designed to enable insurance carriers to quickly and efficiently address the challenges of a highly regulated marketplace. The end-to-end, core solution suite supports the complete policy lifecycle across a wide variety of products in the life, pension, annuity and medical segments and is pre-integrated with the Sapiens Digital Suite. ALIS life insurance software is complemented by Sapiens’ comprehensive delivery capabilities.

An increased investment in Sapiens’ digital vision, as well as the recent acquisition of StoneRiver, a well-established and proven vendor that delivers a wide range of solutions and services to its 200 North American insurance customers, has enriched Sapiens’ life offering.

About EuroLife

EuroLife is a leading life insurance company based in Cyprus, holding a market share of over 27%. It is a subsidiary company of the Bank of Cyprus Group and it specializes in life, accident and health insurance. EuroLife’s philosophy is based on the needs and wants of any potential client and offers a wide range of products and services from pure life insurance covers to health insurance, as well as savings and pensions addressed at both individuals and institutions. For additional information: www.eurolife.com.cy.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com